                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

Commission File No. 0-14536                                       CUSIP No. None

                           NOTIFICATION OF LATE FILING

                     [ ] Form 10-K and 10 KSB [ ] Form 11-K
                  [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

                     For the Period Ended September 30, 2001

            Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

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PART I. Registration Information
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                Winthrop California Investors Limited Partnership
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                            (Full Name of Registrant)

7 Bulfinch Place, Suite 500, P.O. Box 9507, Boston, MA         02114
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(Address of Principal Executive Office)                      (Zip Code)

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PART II. Rules 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.)

[X]  (a)   The reasons described in reasonable detail in Part III of this
           Form could not be eliminated without reasonable effort or expense;

[ ]  (b)   The subject quarterly report will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III. Narrative
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         Due to a dispute with the entity controlling the Development Partnership, the Registrant has not been provided with, nor has it been granted access to, such information regarding the Development Partnership to enable it to complete its financial statements. The Registrant brought an action seeking access to the books and records of the Development Partnership necessary to complete its financial statements. However, to date the Registrant has not received the required information. As such, the Registrant is uncertain as to when, if ever, it will be able to obtain sufficient data to prepare its financial statements.

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PART IV.  Other Information
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(1) Name and telephone number of person in contact in regard to this notification:

   David J. Heymann                 516                        681-3636
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       (Name)                   (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

         YES [ ]         NO [X]

         Quarterly Reports for the periods ended March 31, 2001 and June 30, 2001 and Annual Report for the period ended December 31, 2000.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         YES [ ]         NO [X]

         Winthrop California Investors Limited Partnership
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         (Name of registrant as specified in charter)

         has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2001                      Winthrop California Investors
                                             A Limited Partnership

                                             By: Winthrop Financial Associates,
                                                 A Limited Partnership
                                                 General Partner


                                                 By: /s/ Michael L. Ashner
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                                                         Michael L. Ashner
                                                         Chief Executive Officer